Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included as Exhibit 99.1 to this Report on Form 6-K furnished to the Securities and Exchange Commission, or the SEC, on September 7, 2023 together with our audited consolidated financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 28, 2023 (the “Annual Report”).

The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States.

Unless otherwise indicated or the context otherwise requires, all references to “Mereo,” the “Company,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Mereo BioPharma Group plc, and its consolidated subsidiaries.

The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in our Annual Report.

Overview

We are a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases. We have developed a robust portfolio of clinical stage product candidates. Our two rare disease product candidates are setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat primarily for the treatment of severe alpha-1-anti-trypsin deficiency (AATD-LD).

Our partner, Ultragenyx, announced successful completion of the Phase 2 portion of the pivotal Phase 2/3 ORBIT study in 24 pediatric and young adult patients (5 to <26 years old) for setrusumab in OI in June 2023 which compared two different doses of setrusumab. Across all patients evaluated at both doses, these data showed statistically significant increases in levels of serum P1NP, a sensitive marker of bone formation, and substantial and significant improvement in bone mineral density (“BMD”) by three months. An increase in lumbar spine BMD from baseline of 9.4% at 20 mg/kg was observed, which represents a substantial mean change in the Z-score of +0.65. There was no significant difference between the two doses tested. The changes observed in BMD in these younger patients at 3 months are equivalent to the changes following 12 months treatment with setrusumab in adult patients reported from the Phase 2 ASTEROID study. Following selection of the dose from this Phase 2 portion of the ORBIT study, in July 2023 Ultragenyx announced that the first patients have been dosed (“FPI”) in the Phase 3 portion of the pivotal study (5 to <26 years old) and also in the Phase 3 study in younger children (2 to <7 years old). The FPI event in the ORBIT study resulted in a one-time milestone payment of $9 million from Ultragenyx. The 24 patients from the Phase 2 portion of the ORBIT study will continue to receive setrusumab treatment in an open-label extension study.

We announced successful completion of a Phase 2 study for alvelestat in AATD-LD in May 2022 which demonstrated statistically significant changes in biomarkers of lung function at different time points up to 12 weeks. In October 2022, we also announced that Fast Track designation has been granted by the U.S. Food and Drug Administration (FDA) for alvelestat in AATD, along with additional program updates. In March 2023, we announced the outcome of the end-of-Phase 2 discussions with the FDA and the EMA (Scientific Advice) and based on clear recommendations from both Regulatory Agencies, we are designing a single, global, Phase 3 study evaluating the 240 mg dose of alvelestat versus placebo in patients with AATD-LD to support applications for full marketing approvals in both the U.S. and EU. Alvelestat is also in an ongoing Phase 2 investigator-led study in AATD, including in patients who are on augmentation therapy, with data expected in the third quarter of 2023. Following successful completion of a Phase 1b investigator-led study in BOS patients following allogenic stem cell transplant, an investigator-led Phase 2 study was initiated in the second half of 2022.

Our lead oncology product candidate, etigilimab (an anti-TIGIT antibody), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. We have completed the Phase 1b portion of an open label Phase1b/2 basket study (the ACTIVATE study) evaluating etigilimab in combination with nivolumab in three rare tumors, sarcoma, uveal melanoma and germ cell cancer, three gynecological carcinomas, cervical, ovarian and endometrial carcinomas, and tumors with high mutation burden. Enrollment is continuing in an investigator led Phase 1b/2 study in clear cell ovarian cancer at The University of Texas MD Anderson Cancer Center, financed by Cancer Focus Fund.

We plan to develop our product candidates through the next key clinical milestone and then partner where it makes sense to do so strategically but also in select cases for our rare disease candidates, to develop through regulatory approval and potentially commercialization.

Our second oncology product, navicixizumab for the treatment of late line ovarian cancer has completed a Phase 1b study and was partnered in January 2020 for further development with OncXerna Inc. (“OncXerna”) on a global basis. In February 2022, we received a milestone payment of $2.0 million (£1.5 million) under the license agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”) of a total of $0.9 million (£0.7 million), after deductions of costs, charges and expenditures. The milestone received and the associated CVR payment were recorded within “Other income and expense.”

We plan to partner or sell our other two product candidates, acumapimod for the treatment of acute exacerbation of chronic obstructive pulmonary disease (“AECOPD”) and leflutrozole for the treatment of infertility and hypogonadotropic hypogonadism (“HH”) in obese men, recognizing the need for greater resources to take these product candidates to market.

In 2022, we conducted a comprehensive strategic review of our portfolio and capital allocation strategy. This review included a detailed evaluation of current market conditions, the status of our ongoing programs, an analysis of emerging clinical data, our overall cost base and contractual commitments, consideration of obligations in our existing partnership agreements, and feedback from potential new partners and shareholders. The resulting changes in our operating plan included a targeted reduction in the employee base of up to 40% and a significant reduction in other costs. Our operating plan maintains the ability to progress our core programs, deliver on multiple near-term milestones and optimize value for shareholders. We retained the core capabilities and key personnel needed to advance our two core rare disease programs, setrusumab and alvelestat, and to generate value from our assets. Our cash runway continues to be into 2026.

We do not have any approved product candidates and, as a result, have not generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend on successful development and eventual commercialization of our product candidates either directly or with partners, if approved. Since our inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the clinical and manufacturing development of our product candidates and seek regulatory approval. If approved, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

We also expect to incur expenses in connection with the in-license or acquisition of additional rare disease product candidates and the potential clinical development of any such product candidates.

Additionally, we will transition from foreign private issuer to U.S. domestic filer status beginning in 2024 and expect to incur increased costs associated with being a U.S. domestic filer, including expenses related to more frequent financial reporting, preparation of financial statements in accordance with US GAAP, compliance with U.S. federal proxy rules, and additional resources and services we will require in order to comply with Nasdaq and SEC rules and requirements applicable to U.S. domestic filers.

We are organized into a single operating segment following management’s view of the business as a single portfolio of product candidates. Research and development expenses are monitored at a product level; however, decisions over resource allocation are made at an overall portfolio level. Our financing is managed and monitored on a consolidated basis.

Recent Developments

On May 3, 2023, the Company transferred the listing of its American Depositary Shares (“ADSs”) from the Nasdaq Global Market to the Nasdaq Capital Market. On May 8, 2023, the Company received notification from the Nasdaq Listings Qualifications Department that the ADSs had, for the last 10 consecutive business days, a closing bid price at $1.00 per share or greater, and accordingly had regained compliance with Nasdaq Listing Rules.

In July 2023, we issued 1,929,040 ADSs representing 9,645,200 ordinary shares on conversion of convertible loan notes issued as part of a private placement transaction in June 2020. The convertible loan notes matured on August 3, 2023, and on the maturity date we paid £2.6 million to settle the outstanding principal and accrued interest due to the maturity date. In July 2023 we also issued 9,673,419 ADSs representing 48,367,095 ordinary shares for aggregate gross proceeds of $12.0 million (£9.3 million) through an “at-the-market” offering pursuant to an Open Market Sale Agreement with Jefferies LLC which we entered into on August 5, 2021.

Significant Risks and Uncertainties

As a biopharmaceutical company, the Company faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Company faces, refer to the Annual Report. There have been no significant changes to the Company’s overall risk profile since the publication of the Annual Report.

Financial Operations Overview

Revenue

The Company’s ordinary business activities are the development of product candidates to key clinical milestones and either strategically partnering them or further developing such product candidates through regulatory approval and potentially commercialization. The Company may enter into a range of different agreements with third parties, including, but not limited to: (i) licensing agreements where the global rights to a product candidate are licensed to a partner; and (ii) collaboration agreements where rights to a product candidate are licensed to a partner but the Company retains certain rights, for example to further develop or commercialize the product candidate in specified geographical territories. Under both licensing and collaboration agreements, rights to product candidates are provided to a partner typically in exchange for consideration in the form of upfront payments and/or development, regulatory, commercial or other similar milestones, and royalties on commercial sales, should regulatory approval be obtained for the product candidates. Where the Company has performed significant development activities for its product candidates, income from agreements with third parties are considered to be proceeds derived from the Company’s ordinary activities and therefore represent revenue.

Revenue includes income from licensing and collaboration agreements. Consideration received up front is recognized at the point in time in which the right to use an intangible asset is transferred. Income from development, regulatory, commercial or similar milestones is recognized when considered highly probable that a significant reversal will not occur.

Intangible assets out-licensed under a license or collaboration agreement are recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive loss based on an allocation of cost or value of the rights that have been out-licensed. Payments to third parties arising as a direct consequence of the income recognized are also recorded within “Cost of revenue” in the Company’s consolidated statement of comprehensive loss. We do not currently have any approved product candidates. Accordingly, we have not generated any commercial sales revenue during the period. In the future, we expect to be able to generate revenues if we are able to obtain regulatory approval and commercialize one or more of our product candidates or through the recognition of milestones and other potential revenues from out-licensing or partnering arrangements for any of our product candidates.

Research and Development (“R&D”) Expenses

Research and development expenses include:

•	employee-related expenses, such as salaries, share-based compensation, and other benefits, for Mereo’s research and development personnel;

•	costs for production of drug substance and drug product and development of Mereo’s manufacturing processes by CMOs;

•	fees and other costs paid to CROs, consultants, and other suppliers to conduct Mereo’s clinical trials and pre-clinical and non-clinical studies; and

•	costs of facilities, materials, and equipment related to drug production and Mereo’s clinical trials and pre-clinical and non-clinical studies.

Our direct research and development expenses are allocated on a product-by-product basis. We allocate employee-related expenses for our research and development personnel and other related expenses to specific product candidate development programs.

Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials as well as preparation for potential specific post-authorization evidence generation that might be demanded by regulatory authorities. As we advance the clinical development of our product candidates, we expect that our research and development expense will continue to include costs associated with laying the groundwork for price reimbursement and manufacturing in Europe, and input into development and regulatory plans with our partner, Ultragenyx, for setrusumab; activities associated with preparation of alvelestat for the Phase 3 study, including CMC and drug formulation, activities associated with validation of the patient reported outcome (PRO) and additional required FDA regulatory interactions; and the close-out of the Phase 1b portion of the Phase1b/2 basket study for etigilimab.

The successful development, approval, and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates. Our future expenditure on developing our product candidates is therefore highly uncertain. This is due to numerous risks and uncertainties associated with developing our product candidates, including the uncertainty of:

•	the scope, rate of progress, and expense of our research and development activities;

•	the progress and results of our clinical trials and our pre-clinical and non-clinical studies;

•	the terms and timing of regulatory approvals, if any;

•	establishment of arrangements with our third-party manufacturers to obtain manufacturing supply;

•	protection of our rights our intellectual property portfolio;

•	launch of commercial sales of any of our product candidates, if approved, whether alone or in collaboration with others;

•	third party strategic relationships for clinical development and/or commercialization of our non-core product candidates and performance of our strategic partners under these arrangements;

•	the sale, if any, of one or more of our non-core disease product candidates;

•	acceptance of any of our product candidates, if approved, by patients, the medical community and payors at our desired pricing levels;

•	competition with other therapies; and

•	continued acceptable safety profile of any of our product candidates following approval.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the EMA, or another regulatory authority were to require us to conduct pre-clinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Our administrative expenses principally consist of salaries and related benefits, including share-based compensation, for personnel in our executive, finance and other administrative functions. Other general and administrative costs include facility-related costs and professional services fees for auditing, tax and general legal services, our requirements of being a public company listed on Nasdaq, and costs incurred relating to the issue of equity to the extent not capitalized.

Other Operating Income

Other operating income includes amounts received from our depositary for reimbursement of certain expenses incurred by us in respect of our ADR program in the current and prior years pursuant to the agreement between both parties.

Finance Income

Finance income principally consist of interest earned on short-term cash deposits.

Finance Costs

Finance costs comprise interest on convertible loan notes, finance charges on lease liabilities and discounting on provisions for deferred contingent cash consideration. For further information on the terms of our convertible loan notes see “—Liquidity and Capital Resources—Indebtedness” which appear in our Annual Report.

Changes in Fair Value of Financial Instruments

The fair value changes in financial instruments are recognized in the statement of comprehensive loss.

Net Foreign Exchange Gain/(Loss)

Our condensed consolidated financial statements are presented in pound sterling. We initially record transactions in foreign currencies at the rate prevailing on the date the transaction first qualifies for recognition. Net foreign exchange gain/(loss) consists of the difference arising on settlement or translation of transactions denominated in foreign currencies, which are primarily held in U.S. dollars.

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated operating losses since formation. Our cumulative carry-forward tax losses are expected to increase throughout 2023. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. R&D small or medium-sized enterprise tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate. To date, a cash rebate of up to 33.35% of eligible R&D expenditure has been available, but the cash rebate has reduced to a maximum of 27% for R&D intensive companies where at least 40% of their total expenditure is on qualifying R&D, or 18.6% of eligible R&D expenditure for other companies with effect from April 1, 2023 pursuant to changes made by the Finance Act 2023. Certain subcontracted qualifying research expenditures are eligible for a cash rebate, though the rate of the cash rebate has reduced with effect from April 1, 2023 from up to 21.67% of the subcontracted expenditures to 17.53% for R&D intensive companies or 12.09% for other companies. Qualifying expenditures largely comprise employment costs for research staff, subcontracted CRO and CMO costs, consumables and certain internal overhead cost incurred as part of research projects. We may not be able to continue to claim payable R&D tax credits in the future because we may no longer qualify as a small or medium-sized company.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented product candidates to be taxed at an effective rate of 10%. This relief applies to profits earned following election into the regime. When taken in combination with the enhanced relief available on our R&D expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected.

Critical Accounting Judgments and Estimates

The preparation of our unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the revenues and expenses incurred during the reported periods. We base our estimates on historical experience and on various other factors that we believe are relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The accounting policies considered to be critical to the judgments and estimates used in the preparation of our financial statements are disclosed in the Operating And Financial Review And Prospects included in our Annual Report.

Controls and Procedures

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2023, a material weakness in our internal control over financial reporting was identified. The material weakness related to the operating effectiveness of a control over determining the presentation of a significant or non-routine transaction in the unaudited condensed consolidated statement of comprehensive loss in accordance with IFRS. Management is in the process of remediating the material weakness set forth above and the transaction has been presented appropriately in the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2023.

Operating Results

The following table sets forth Mereo’s results of operations for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,		Change
	2023	2022
	£’000	£’000	£’000%
Revenue	7,128	—	7,128	*
Cost of revenue	(2,455)	352	(2,807)	*
Research and development expenses	(7,898)	(13,322)	5,424	(41)%
Administrative expenses	(9,548)	(8,840)	708	8%
Other operating income	2,864	—	2,864	*

Operating loss	(9,909)	(21,810)	11,901	(55)%

Finance income	550	173	377	*
Finance costs	(1,498)	(1,859)	361	(19)%
Changes in fair value of financial instruments	365	1,210	(845)	(70)%
Net foreign exchange (loss)/gain	(1,445)	1,582	(3,027)	*
Other income and expenses	—	811	(811)	*

Loss before tax	(11,937)	(19,893)	7,956	(40)%

Taxation	907	735	172	23%

Loss attributable to equity holders of the parent	(11,030)	(19,158)	8,128	(42)%

*	Percentage change not meaningful

Comparison of the six months ended June 30, 2023 and 2022

Revenue

Revenue was £7.1 million for the six months ended June 30, 2023 compared to nil for the six months ended June 30, 2022.

In June 2023, the first patients were dosed in both of the Phase 3 clinical trials evaluating setrusumab in pediatric and young adult patients with osteogenesis imperfecta (“OI”). Upon dosing of the first patient in the Phase 3 portion of the ORBIT study in patients aged five to under 26, the Company became eligible to receive a one-time milestone payment of $9 million (£7.1 million) from Ultragenyx under the collaboration and license agreement between the two parties. This payment was received in July 2023.

Cost of revenue

Cost of revenue for the six months ended June 30, 2023 was £2.5 million of expense compared to a credit of £0.4 million for the six months ended June 30, 2022.

Cost of revenue for the six months ended June 30, 2023 principally comprised an accrued payment of £1.7 million in relation to our 2015 agreement with Novartis, under which the Company pays a percentage of proceeds, subject to certain exceptions, and deductions for cost of £1.4 million which was deferred to be recognized in the statement of comprehensive loss when the associated costs are incurred. In the six-month period ended June 30, 2023, £0.6 million of these deductions were recognized in cost of revenue compared to £0.4 million in the six month period ended June 30, 2022.

Research and development (“R&D”) Expenses

The following table sets forth our R&D expenses by product development program for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,		Change
	2023	2022
	£’000	£’000	£’000%
Setrusumab (BPS-804)	1,401	1,764	(363)	(21)%
Alvelestat (MPH-966)	2,700	3,561	(861)	(24)%
Etigilimab	3,236	7,641	(4,405)	(58)%
Leflutrozole (BGS-649)	112	24	88	*
Acumapimod (BCT-197)	12	23	(11)	*
Unallocated costs	386	277	109	39%
Other	51	32	19	*

Total R&D expenses	7,898	13,322	(5,424)	(41)%

*	Percentage change not meaningful

Total R&D expenses decreased by £5.4 million, or 41%, from £13.3 million for the six months ended June 30, 2022 to £7.9 million for the six months ended June 30, 2023.

R&D expenses relating to etigilimab decreased by £4.4 million. The decrease was primarily due to the winding down of the open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. R&D expenses relating to alvelestat decreased by £0.9 million. R&D expenses for the six-month periods ended June 30, 2023 and 2022 were primarily related to activities associated with the preparation for the Phase 3 study of alvelestat, including CMC and drug formulation activities, and costs associated with the completion of the Phase 2 proof-of-concept study in AATD-LD, respectively. R&D expenses relating to setrusumab decreased by £0.4 million due to timing of activities.

Administrative expenses

Administrative expenses increased by £0.7 million, or 8%, from £8.8 million for the six months ended June 30, 2022 to £9.5 million for the six months ended June 30, 2023. This increase was principally due to professional fees associated with various corporate transactions in the period.

Other operating income

In the six months ended June 30, 2023, the Company received a payment of £2.9 million from its depositary for reimbursement of certain expenses incurred by the Company in respect of its ADR program in the current and prior years pursuant to the agreement between both parties.

Finance income and costs

Total finance costs decreased by £0.4 million, or 20%, from £1.9 million for the six months ended June 30, 2022 to £1.5 million for the six months ended June 30, 2023. This decrease was principally due to the lower balance in the period of the loan notes issued as part of the June 2020 private placement transaction as a result of the conversion of a portion of these notes in July 2022.

Finance income increased by £0.4 million from £0.2 million for the six months ended June 30, 2022 to £0.6 million for the six months ended June 30, 2023. This increase was principally due to higher interest rates on short-term deposits.

Changes in fair value of financial instruments

The total change in fair value of financial instruments for the six months ended June 30, 2023 was an unrealized gain of £0.4 million, a decrease of £0.8 million, or 70%, compared to a gain of £1.2 million for the six months ended June 30, 2022. The unrealized gain in both periods was primarily related to the June 2020 Private Placement warrants, which expired on June 30, 2023.

Net foreign exchange (loss)/gain

The net foreign exchange amount for the six months ended June 30, 2023 was a loss of £1.4 million, a decrease of £3.0 million from a gain of £1.6 million for the six months ended June 30, 2022, primarily reflecting the impact of the strengthening of the pound sterling when translating non-functional currency balances, primarily denominated in U.S. dollars.

Taxation

The income tax benefit for the six months ended June 30, 2023 was £0.9 million, an increase of £0.2 million, or 23%, from £0.7 million for the six months ended June 30, 2022. The income tax benefit represents qualifying cash rebates receivable from the tax authorities in the jurisdictions within which we operate for eligible types of research and development activities and associated expenditure (the “R&D tax credit”).

Liquidity and Capital Resources

Overview

Under the current business plan and cash flow forecasts, and in consideration of our ongoing research and development efforts and our general corporate funding requirements, we anticipate that our current on-hand cash resources will extend into 2026. However, we will need additional external funding to complete our development plans and potentially commercialize selected rare disease products. We plan to fund our operations through cash on hand and a combination of non-dilutive funding sources, public or private equity or debt financings or other sources.

We do not currently have any approved product candidates and have never generated any revenue from product sales. As a result, to date, we have financed our operations primarily through the issuances of our equity securities, convertible debt and warrants. Through these offerings, we raised $183 million (£137.9 million). We also received an upfront payment of $50 million under the license and collaboration agreement with Ultragenyx for setrusumab in 2021 and a further milestone payment of $9 million from Ultragenyx in July 2023. Additionally in July 2023, we raised a further $12 million through an “at-the-market” offering pursuant to our Open Market Sale Agreement with Jefferies LLC.

Cash Flows

Comparison of the six months ended June 30, 2023 and 2022

The table below summarizes our cash flows (used in)/from operating, investing and financing activities for the six months ended June 30, 2023 and June 30, 2022.

	Six months ended June 30,
	2023	2022
	£’000	£’000
Net cash flows used in operating activities	(13,262)	(18,806)
Net cash flows from investing activities	131	974
Net cash flows used in financing activities	(916)	(292)

Net decrease in cash and cash equivalents	(14,047)	(18,124)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was £13.3 million, a decrease of £5.5 million compared to £18.8 million in 2022. This difference is principally due to expenses in the six months ended June 30, 2023 net of movements in working capital.

Investing Activities

Net cash from investing activities for the six months ended June 30, 2023 was £0.1 million, a decrease of £0.8 million compared to £1.0 million in 2022. The decrease was due to the non-recurrence in 2023 of milestone payments from OncXerna following the global licensing arrangement for navicixizumab and associated payments to CVR holders in 2022, which more than offset an increase in interest earned on cash and short-term deposits, net of payments to acquire intangible assets.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was £0.9 million, an increase of £0.6 million compared to £0.3 million in 2022. The increase was principally due to the payment of £0.7 million of accrued interest on the Novartis Convertible Loan Notes.

Operating and Capital Expenditure Requirements

As of June 30, 2023, we had an accumulated loss of £342.2 million. We expect to continue to report significant operating losses for the foreseeable future as we continue our research and development efforts and potentially seek regulatory approval of our product candidates and any future product we develop. See also “Risk Factors—Risks Related to Our Business and Industry” in our Annual Report.

We expect to continue to incur our expenses in connection with our ongoing development activities related to our product candidates, our outsourced manufacturing activities and other associated costs including the management of our intellectual property portfolio. We also expect to continue to incur costs associated with operating as a U.S. public company listed on Nasdaq. These costs will increase further if or when we:

•	seek to develop additional product candidates;

•	seek regulatory approvals for any of our product candidates that successfully completes clinical trials;

•

potentially establish a sales, marketing, and distribution infrastructure and scale-up manufacturing capabilities to commercialize or co-commercialize any product candidates for which we may obtain regulatory approval and chose to commercialize directly;

•	expand our intellectual property portfolio;

•

add further central clinical, scientific, operational, financial and management information systems, and personnel, including personnel to support our development and to support our operations as a U.S. public company listed on Nasdaq;

•	lose our foreign private issuer status in the future; or

•	experience any delays or encounter any issues from any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges.

We expect that our existing cash and short-term deposits will enable us to fund our currently committed clinical trials, operating expenses and capital expenditure requirements into 2026. We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates and any future product candidates and because the extent to which we may enter into collaborations with third parties for development of any of our product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements will depend on many factors, including:

•

The costs for our activities related to our ongoing collaboration with Ultragenyx for setrusumab for the treatment of adults and children with OI; and potential future clinical trials for alvelestat in AATD and other potential indications;

•	the costs and timing of manufacturing clinical supplies of our product candidates;

•	the costs, timing, and outcome of regulatory review of our product candidates, including post-marketing studies that could be required by regulatory authorities;

•	the costs, timing, and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution, for our product candidates that we commercialize directly;

•	the timing and amount of revenue, if any, received from commercial sales of our product candidates;

•

the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights; and defending any intellectual property-related claims, including any claims by third parties that we are infringing, misappropriating or otherwise violating their intellectual property rights;

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates;

•	the effect of competitors and market developments;

•	the performance of our collaborators and partners under the existing agreements on setrusumab and navicixizumab;

•

the extent to which we are able to acquire new product candidates or enter into licensing or collaboration arrangements for our product candidates, although we currently have no commitments or agreements to complete any such transactions;

•	milestone and deferred payments under Mereo’s license and option agreement with AstraZeneca; and

•	tax liabilities or other assessments and our ability to claim R&D tax credits or other reliefs.

Our revenues, if any, will be derived from development, regulatory or other milestones, or sales of any product candidates that we are able to successfully develop, receive regulatory approval for, and commercialize in future years. In the meantime, we will need to obtain substantial additional funds to achieve our business objective.

Adequate additional funds may not be available to us on acceptable terms, or at all. If we raised additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Any future debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interests.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. If we are unable to raise additional funds through partnerships, debt or equity financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.